SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Sep 2008

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG Display Updates Third Quarter 2008 Business Outlook

Seoul, Korea (September 10, 2008) - LG Display (NYSE:LPL, KRX:034220), one of the world’s leading TFT-LCD manufacturers, today updated its outlook for the third quarter of 2008.

Due to the sluggish global economic environment, the price of LCD panels has dropped more than expected. Given the market situation, LG Display expects the third quarter earnings results are not likely to meet the initial guidance. Therefore, the company decided to update the outlook based on currently available information and current market conditions as part of its transparent disclosure practices.

[Area Shipments]

LG Display’s area shipments are expected to increase by a mid teens percentage in the third quarter compared to the second quarter of 2008, a decline from the initial guidance of a low twenties percentage increase quarter-on-quarter.

[Average selling price per square meter of glass]

The ASP per square meter is expected to decline by a high teens percentage quarter-on-quarter, compared to a low teens percentage decrease guided initially.

[COGS reduction per square meter]

As the company has initially guided, COGS reduction per square meter for the third quarter is expected to be a mid to high single digit percentage.

James Jeong, CFO of LG Display, said, “With the principle of responding flexibly to market situations, the company has been adjusting the input volume of glass substrates since the end of July, thus maintaining healthy inventory levels.” He added, “We expect to achieve the estimated COGS reduction guidance and through the business outlook update, our third quarter EBITDA margin is expected to be around mid twenties percentage. With our pursuit of profit oriented business operations, we will effectively cope with short-term market situations while continue to boost our competitiveness in the long term to create value for our shareholders, customers and employees.”

About LG Display

LG Display Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays.

The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG Display currently operates seven fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 23,000 employees operating in ten countries around the world. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Thomas Hyun

Vice President, IR

LG Display

Tel: +822-3777-1770

Media Contact:
Bang-Soo Lee, VP, Public Affairs & PR	Frank Lee, Assistant Manager, Corporate PR
LG Display	LG Display
Phone: +822-3777-1020	Phone: +822-3777-1006
E-mail: bsleeb@lgdisplay.com	E-mail: aimhigh@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: September 10, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/
Finance & Risk Management Department